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                                                                    EXHIBIT 99.8


                              M E M O R A N D U M

TO:      Denis Liptak

FROM:    Jonathan Crane

DATE:    March 19, 1999

SUBJ:    Your Responsibilities
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Denis, you and I have discussed the need for you to move out of day to day responsibility for the financial operations of Marcam Solutions, Inc. We have agreed that your sole responsibilities going forward will be as an individual contributor and will focus on i) working on the Avantis project and managing the company's relationship with Broadview in this respect, ii) managing the Company's Information Technology Group, and iii) assisting in Investor Relations matters as required. We will mutually agree an announcement of the change in your responsibilities.

We have agreed that your employment with Marcam Solutions, Inc. will end on May 15, 1999 (the "Termination Date") whether or not a transaction involving the Avantis Business Group is consummated by that time. The terms and conditions of the Letter Agreement dated June 10, 1997 between you and the Company will apply to the termination of your employment on the Termination Date.

I believe this accurately reflects our discussion on this matter. Please sign below to evidence your agreement.

Agreed:


/s/ Denis E. Liptak
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Denis E. Liptak